Rule 12g3-2(b) nº: (82-34873)

RECEIVED

2006 DEC -1 P 12: 08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission (SEC)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018900

November 29, 2006

SUPPL

Rule 12g3-2(b) Exemption of Grupo Media Capital, SGPS, S.A.

Dear Sirs,

Please find enclosed the following information on Grupo Media Capital, SGPS, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated April 26, 2006.

I. DISCLOSURE OF MATERIAL INFORMATION AND OTHER RELEVANT COMMUNICATIONS FILED WITH THE PORTUGUESE SECURITIES COMMISSION ("CMVM")

(i) November 22, 2006: Clarification on the Report of the Board of Directors of Grupo Media Capital, SGPS, SA of November 21, 2006

(ii) November 21, 2006: Report of the Board of Directors of Grupo Media Capital, SGPS, SA on the opportunity and conditions of the voluntary takeover bid for all shares of Media Capital made by Grupo Prisa

(iii) October 27, 2006: Grupo Media Capital SGPS, SA informs on preliminary announcement of voluntary takeover bid for all shares of Media Capital by Promotora de Informaciones, S.A. (Grupo Prisa)

(iv) September 26, 2006: Grupo Media Capital SGPS, SA informs on changes to Bylaws and Corporate Bodies, following best practices in Corporate Governance

(v) August 21, 2006: Grupo Media Capital SGPS, SA, announces notice convening Extraordinary Shareholders General Meeting

(vi) June 21, 2006: Grupo Media Capital SGPS, SA announces renewal of FTA Television license of TVI – Televisão Independente, S.A.

(vii) June 21, 2006: Media Capital clarifies news published in the press

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

dw 12/4

II. FINANCIAL REPORTS FILED WITH THE CMVM AND EURONEXT LISBON

(i) October 25, 2006: Grupo Media Capital SGPS SA announces results for the third quarter of 2006

(ii) July 26, 2005: Grupo Media Capital SGPS SA announces interim results of 2006

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Grupo Media Capital, SGPS, S.A. is subject to the Exchange Act.

We believe that this letter and its enclosures together satisfy the requirements for a submission under rule 12g3-2(b). If you have any questions regarding the information and documents furnished, please contact Susana Gomes da Costa at +351-21-4347603 or sgcosta@mediacapital.pt or at the following address:

Rua Mário Castelhano, 40 – Queluz de Baixo – 2734-502 Barcarena, Portugal

Yours faithfully,

Susana Gomes da Costa
Investor Relations Officer

Grupo Media Capital, SGPS, SA

Media Capital

GRUPO MÉDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros

REPORT OF THE BOARD OF DIRECTORS OF GRUPO MEDIA CAPITAL SGPS S.A.

1 Introduction

Pursuant to paragraph 1 of article 181 of the Securities Code the Board of Directors of Grupo Média Capital, SGPS, S.A. ("**Media Capital**"), after receipt on 15 November 2006 and analysis of the draft of offer announcement and draft of the prospectus ("**Offer Documents**") related to the voluntary takeover bid of all shares of Media Capital ("**Offer**") preliminary announced by Promotora de Informaciones, S.A. ("**Prisa**") on 26 October 2006, after consultation with the Audit Committee, hereby submits its report on the opportunity and conditions of the Offer.

2 Offeror

Pursuant to the Offer Documents, the Offeror is Vertix, SGPS, S.A. ("**Offeror**"), a company wholly owned by Prisa. In the preliminary announcement it was mentioned that the Offer could be launched by a company in a control or group relation with Prisa.

3 Opportunity and Conditions of the Offer

The Board of Directors of Media Capital acknowledges the opportunity of the Offer whereby the Prisa Group aims at "*establishing a shareholding structure for the Target Company in which its shareholding clearly exceeds the remaining shareholdings of reference in order to contribute to the development of the Target Company and the compliance of its business plan through a stable management*".

The consideration offered is €7.40 per share of Média Capital ("**Offer Price**").Considering the conditions of the Offer, the Board of Directors points out the following:

- In order to advise and support the Board of Directors, it has agreed to appoint *Credit Suisse* as an independent investment bank, to issue a *Fairness Opinion* regarding the financial conditions of the Offer.

- The valuation of the referred independent bank analysis was based on the latest available management information of Media Capital and on commonly used valuation methodologies, including Discounted Cash Flow Analysis, Comparable Company Analysis, Broker's Target Prices and Comparable Acquisition Analysis.

- The Offer Price falls between or above the implied valuation ranges for Media Capital resulting from all referred methodologies, although the Offer Price is around 12% below of the market share price as of yesterday (€8.30).

- The Offeror may be obliged to launch a mandatory takeover bid after the close of the Offer in which case the consideration should be determined in accordance with article 188 of the Securities Code.

4 Conclusions

In light of the above, the Board of Directors of Media Capital considers that the Offer is opportune since in its view it does not affect the normal development of Media Capital and that its conditions are fair.

Queluz de Baixo, 21 November 2006.

The Board of Directors,

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.606.186,20 euros

CLARIFICATION

As requested by the CMVM, the following clarification is made:

In relation to the reference to Credit Suisse as an independent investment bank in the report produced by the Board of Directors of Grupo Media Capital SGPS, S.A. ("Media Capital") in the context of the takeover bid preliminary announced ("Offer"), Media Capital makes public, following what has been expressly assured by Credit Suisse to it, that the fact that such entity has announced it became the owner of 1.697.800 shares representing 2.01% of the share capital of Media Capital did not impact on its exemption and impartiality for the purposes of issuing and delivering to the Board of Directors of Media Capital the Fairness Opinion relating to the financial conditions of the Offer.

Queluz de Baixo, 22 November 2006

Grupo Media Capital

Media Capital

GRUPO MÉDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros

ANNOUCEMENT OF MATERIAL INFORMATION

Grupo Média Capital, SGPS, S.A. informs that Promotora de Informaciones, S.A. – Grupo Prisa – has published, yesterday, 26 October, a preliminary announcement for a tender offer over Grupo Média Capital, SGSPS, SA shares, which is available for consultation on CMVM's website at www.cmvm.pt.

Queluz de Baixo, October 27, 2006

Grupo Media Capital

Media Capital

Extraordinary General Shareholders' Meeting

Media Capital approves changes to bylaws, following best practices in Corporate Governance.

Grupo Media Capital Extraordinary General Shareholders' Meeting (EGSM) held today approved the proposals put forward by its Board of Directors directed at adjusting its corporate bylaws to Corporate Governance's best practices. Grupo Media Capital is therefore one of the first companies in Portugal to change its bylaws to adopt recent changes in the Portuguese Companies Code, entered into force in 30 June 2006.

The approved changes to the Company's bylaws include new responsibilities for the Corporate Bodies Nomination and Compensation Committee and for the Audit Committee, a change in the number of members of the Board of Directors from the current 7 to a maximum of 11 members, and a change in the Statutory Auditor designation.

Two new Board members

The EGSM also approved changes to the composition of its Board of Directors and to the composition of the above mentioned Committees and Supervisory Bodies. Two new Board members were elected, changing the number of Board members to a total of nine. The new Board members, Mr. Eduardo Zulueta and Mr. Tirso Olazábal Cavero, will both have non-executive roles and were appointed for the current term, ending in 2007, with the later acting as an independent member (please see attached *curricula*).

According to the proposal put forward regarding the composition the Audit Committee, this committee will from here on be composed by five of the current Board members, all of which with non-executive roles, and three of which acting as independent members.

Queluz de Baixo, September 26, 2006

Grupo Media Capital

Curricula Vitae

Tirso Olazábal Cavero.

Born in Bilbao in 1954, with Spanish nationality. B.A. in Business Administration from Universidade Complutense of Madrid. With a large experience in business administration, Tirso Olazábal became the General Manager of Hierros Gastaminza in 1979 and later the Sales Manager of Nemar SA (stevedor company) in Bilbao, followed by area director in the insurance company La Vasco Navarra.

He has resided in Lisboa since 1988 where he worked as General Manager and member of the Board of Directors of Constanca Editores SA, a Grupo PRISA company, until 2002 when he embraced new professional projects as partner and manager in the consulting firm Olazabal & Artola, and in AGOA SA, a waste management company. He was also member of the Board of Directors of OCIOMEDIA, an advertising sales company.

Tirso Olazabal owns a significant track record as an executive and manager, and also a deep understanding of the Portuguese reality and economy, which will be of unquestionable value for the fulfillment of his role as a member of the Board of Directors of Media Capital.

Eduardo Zulueta.

Born in 1958 in New York City. Spanish citizen. Bachelor in International Economics from Georgetown University (Washington D.C.). Master in International Finance from Columbia University (New York City). Eduardo Zulueta has worked for a number of years in the financial services industry; he has held several responsibilities in the corporate finance departments of Citibank and Bank of America in Spain. He was also Chief Financial Officer and Vice President of Iniexport, the trading arm of the INI Group, at the time Spain's largest industrial holding.

In 1989, Eduardo Zulueta starts working in the television industry as Managing Director of Molinare Spain. In 1996 he is appointed Managing Director of Multicanal, the pioneering company in the production of thematic channels in Spain. From this responsibility he was called to restructure the content area of Telefonica controlled DTH platform Via Digital as its Director of Programming and Content. In July 1999 he was appointed Managing Director for Spain and Portugal at FremantleMedia (formerly Pearson Television) and has produced several prime time and daily television shows with excellent ratings.

In September 2003, he launches his own company, Mabuat; a management consultancy company specialized in Media with clients such as RTL Group, Europe's largest broadcasting company, French broadcaster M6 and Multicanal.

Mr. Zulueta is a well regarded executive with a proven track record of success in managing companies in the television industry.

About Media Capital

Media Capital owns TVI, the leading Portuguese free-to-air TV broadcasting channel, and has a controlling interest in the NBP group, the leading Portuguese TV production company. Media Capital also has significant market positions and operations in radio and outdoor advertising, and also has a presence in the Internet through IOL, its ISP and portal, in magazine publishing and in music edition and distribution.

Media Capital

GRUPO MÉDIA CAPITAL SGPS, S.A.
Sociedade Aberta
Registered Office: Rua Mário Castelhano, n.º 40, Queluz de Baixo, Barcarena
Registered before Conservatória do Registo Comercial de Cascais under no. 17831 (Oeiras)
Corporate no. 502 816 481
Share Capital: 7.606.186,20 euros

NOTICE

Extraordinary Shareholders General Meeting

Pursuant to the law and the Articles of Association, the Shareholders of the company Grupo Média Capital, SGPS, S.A. are hereby convened to the Extraordinary Shareholders General Meeting to the said company that is to be held at Sala Chopin of Hotel Dom Pedro Lisboa, Av. Eng. Duarte Pacheco, 1070 Lisbon, at 11:00 hours on 25 September, 2006, with the following Agenda:

FIRST item: To resolve on the amendment of articles 2.º, 4.º, 7.º, 8.º, 11.º, 13.º, 14.º, 15.º, 16.º, 17.º, 18.º, 19.º, 20.º, 21.º, 22.º, 23.º, 24.º, 25.º, 26.º, 27.º, 28.º e 29.º, and on new articles 30.º, 31.º, 32.º, 33.º, 34.º e 35.º of the Articles of Association.

SECOND item: To resolve on the amendment of the composition of the Board of Directors.

THIRD item: To resolve on the appointment of two new members of the Board of Directors to complete the term 2004/2007.

FORTH item: To resolve on the appointment of members of the Corporate Bodies Nomination and Compensation Committee

FIFTH item: To resolve on the appointment of members of the Audit Committee.

Information

The proposal of new Articles of Association may be consulted by all shareholders at the registered office of the Company, as from the publication of this notice.

During the fifteen days prior to the General Meeting, documents pertaining to the agenda of the General Meeting may be consulted by all shareholders at the registered office of the Company and on the Company's website (www.mediacapital.pt).

Requirements for Participation in the Shareholders General Meeting

In accordance with the law and articles 11.º et seq. of the Company's articles of association, the General Meeting may be attended by the shareholders who have registered in their name

in an account with financial intermediary, at least **ten days** prior to the scheduled date of the General Meeting, a minimum of one thousand registered shares of the Company. The holders of less than one thousand shares may participate in the General Meeting if they group themselves together in order to reach such minimum number of shares and are represented by one of them.

Each one thousand shares with the nominal value of nine cents each shall have one vote.

Representation

Shareholders can participate in the General Meeting, in person or by representation, or exercise their voting right by post, provided that they have held, at least one thousand shares since at least the tenth day before the scheduled date for the General Meeting and provided that they continue to exist until the day of the meeting.

Shareholders may be represented by another shareholder or by another person if allowed by imperative law, or, in the case of corporate shareholders, by whomever their legal representative appoints. Details of the representatives of shareholders at the General Meeting must be delivered to the Company, addressed to the General Meeting's Chairman, at least five days prior to the scheduled date of the General Meeting.

Postal vote

The postal vote must be exercised using the voting forms that will be made available for this purpose on the Company's website (www.mediacapital.pt). The said forms, once completed and signed, must be enclosed in envelope and sent to the Company's registered office at Rua Mário Castelhano, número 40, 2734-502 BARCARENA, and accompanied by a photocopy of the signatory's Identity Card and/or evidence of the respective powers to represent. The postal voting must be, addressed to the Chairman of the General Meeting, and delivered to the Company by hand or received, at least five days prior to the scheduled date for the General Meeting. The Chairman, if in doubt as to the authenticity of the signatures, may request their recognition by a notary.

Proof of title to shares

Proof of title to shares shall be made by sending to the Chairman of the General Meeting, at the above mentioned address, at least five days before the meeting takes place, a declaration issued and authenticated by the financial intermediary responsible for the registration of the shares in accounts, which must state that the shares in question have been registered in the relevant account since at least the tenth day before the scheduled date for the meeting and that the said shares have been blocked in the same account until the date of the General Meeting.

Quorum

The General Meeting may only resolve, at the first notice of the meeting, if shareholders holding shares corresponding to at least twenty per cent of the share capital with voting rights are present or represented. To resolve, at the first notice of the meeting, <u>on amendments to the articles of association</u>, increases or decreases in share capital, mergers, spin-offs,

transformations, liquidation of the company or other matters for which the law demands a qualified majority, without specifying it, shareholders holding shares corresponding to <u>at least one third of the share capital with voting rights</u> must be present or represented.

Queluz de Baixo, 21 August 2006

The Chairman of the Shareholders General Meeting,

Luís Nobre Guedes

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.606.186,20 euros

ANNOUCEMENT OF MATERIAL INFORMATION

In compliance with article 248 of the Portuguese Securities Code, Grupo Media Capital, SGPS, S.A. informs that the Regulatory Counsel of ERC – the Portuguese Media Regulatory Entity – has unanimously determined to renew the FTA Television license of TVI – Televisão Independente, S.A.

Queluz de Baixo, June 21 2006

Grupo Media Capital

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.606.186,20 euros

ANNOUCEMENT OF MATERIAL INFORMATION

Grupo Media Capital, SGPS, SA ("Company"), informs that the statements published in several press titles today, following an informal gathering that took place between the members of the Board of Directors and journalists from several media, should be clarified: the company has not stated any commitment towards any amount of net profit nor towards its future distribution, but reaffirms that, should the company obtain a distributable profit for the current year, and should no significantly appealing investment opportunities arise, the Board of Directors may put forward a proposal in the next Annual General Shareholders meeting in order for excess cash-flow to be returned to shareholders in the form of dividends. The "pay-out" ratio for shareholders' remuneration will be targeted at a minimum of 50% of net profit, as permitted by Portuguese Law.

The current dividend policy is an integrated part of the Corporate Governance Report of the company, publicly available on both the company's corporate website (www.mediacapital.pt) and the CMVM's website.

Queluz de Baixo, June 21, 2006

Grupo Media Capital

GRUPO MÉDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros

RESULTS FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2006

Media Capital's Net profit increased 8% year on year to €10.9 million.

- In the first 9 months of 2006, consolidated revenues increased 4% to €165.5 million, with the TV segment up 10%.
- Advertising revenues were up 6% over the comparable period to €129.1 million, mostly due the increase of 8% in TV.
- Consolidated EBITDA was up 8% year on year to €32.5 million.
- EBITDA margin reached 19.6% in the first nine months of 2006, up 0.7 p.p. over the comparable period, with the margin in the TV segment reaching 30.0% vs. 28.4% in the comparable period of 2005.
- Operating Income increased 11% to €24.0 million, following the improvement in operational performance.
- TVI led both all day and prime time audiences for the first nine months of 2006, with audience shares of 35.6% and 40.1% respectively, both above last year's audience shares for the comparable period.

Queluz de Baixo, 25 October, 2006

Grupo Media Capital
Susana Gomes da Costa
Investor Relations Officer

1. Analysis of consolidated income statement

(€ thousands)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Total operating revenue	**165,537**	**159,600**	**4%**	**48,616**	**48,970**	**-1%**
Television	123,798	112,609	10%	36,550	34,561	6%
Radio	9,860	10,987	-10%	2,600	3,531	-26%
Outdoor	12,513	12,182	3%	3,680	3,654	1%
Others	19,366	23,823	-19%	5,785	7,223	-20%
Total operating expenses	133,024	129,424	3%	42,057	41,493	1%
EBITDA	**32,513**	**30,176**	**8%**	**6,558**	**7,477**	**-12%**
EBITDA margin	**19.6%**	**18.9%**	**0.7 pp**	**13.5%**	**15.3%**	**-1.8 pp**
Television	37,146	31,948	16%	8,502	8,258	3%
Radio	(472)	1,069	N/A	(479)	97	N/A
Outdoor	1,223	871	40%	218	301	-28%
Others	(5,383)	(3,711)	-45%	(1,682)	(1,179)	-43%
Depreciation and amortisation	8,513	8,634	-1%	2,815	2,971	-5%
Operating Income (EBIT)	**24,000**	**21,543**	**11%**	**3,743**	**4,506**	**-17%**
Financial expenses, net	7,003	6,359	10%	2,511	2,050	23%
Profit / (Loss) before inc. tax/ min.	**16,997**	**15,183**	**12%**	**1,233**	**2,457**	**-50%**
Income tax for the period	(5,943)	(5,298)	-12%	(413)	(1,068)	61%
Minority interests	(144)	223	N/A	66	(27)	N/A
Net profit / (loss) for the period	**10,910**	**10,108**	**8%**	**886**	**1,362**	**-35%**

For the period ended 30 September, 2006, Grupo Media Capital reported **consolidated revenues** of €165.5 million, a 4% YoY increase and **EBITDA** (net of all provisions) of €32.5 million, up 8% over the same period of last year.

Operating income (EBIT) was up 11% to €24.0 million in the first nine months (9M) of 2006, while **Net profit** increased to €10.9 million up 15% over the same period last year.

Changes in Total Revenues (€ mn)


159.6
6.9
-0.9
-0.1
165.5
9M 2005
Advertising revenue
Subscription and newsstand
Other revenues
9M 2006
Δ (%)
6%
-13%
-0.3%
4%

The increase in consolidated revenues was based on the **6% increase in advertising revenues** with TV up 8%, the segment Others up 21%, Outdoors nearly flat and Radios down 15%.

Total advertising spend in Portugal was marginally positive, on the back of Q3 growth, driven mostly by the increase in the TV market.

The performance obtained by the Group in advertising revenues remains based on the improvement in TV audiences in 9M 2006, with TVI leading average audience shares both in prime time and in all day.

The 13% decrease in newsstand revenues follows a generalized drop in the print market, with magazines managing to somewhat soften the decline with the positive impact of new titles recently launched.

Other revenues were nearly flat year on year, with improvements in TV, Radio and Outdoor offsetting the expected decrease in the internet service provider activity and the reduction in add-on product sales from the Group's magazine operations

Changes in Operating Costs (€ mn)


129.4
3.0
-0.9
1.3
-0.1
0.2
133.0
9M 2005
Broadcst & COGS
Subcont & Supplies
Payroll
Provisions
Other Opex
9M 2006
Δ (%)
12%
-1%
4%
-16%
9%
3%

Operating expenses increased by 3%, mostly due to:

- higher TV programming costs (€4.8 million), mostly due to higher costs with in-house productions, and to a lesser extent to cost associated with the broadcast and coverage of a number of events during the summer, and
- the increase in Radio marketing costs,

being partially offset by:

- the reduction of costs in the Internet Service Provider activity, and
- the reduction in costs associated with add-ons sales in the Group's magazines operations.

Changes in EBITDA (€ mn)


30.2
6.9
-1.0
3.6
32.5
9M 2005
Advertising revenues
Subscriptions, Newsstand & Other
Operating costs
9M 2006
Δ (%)
6%
-3%
3%
4%

Net Financial expenses were up 10% to €7.0 million, with the reduction in interest expenses (down 33% on lower average debt in the period), and in expenses with interest rate swaps, being offset by costs with the equity swap over own shares contracted by the company, whereas this item represented a financial income of €1.8 million in the same period of last year.

Income tax (mostly non cash) was up following the increase in pre-tax gains.

Changes in Net Profit (€ mn)


10.1
2.3
-0.1
0.6
0.6
0.4
10.9
9M 2005
EBITDA
Dep & Amort
Net financial
Income tax
Minorities
9M 2006
Δ (%)
8%
-1%
10%
12%
n/a
8%

2. Television

(€ thousands)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Operating revenue	123,798	112,609	10%	36,550	34,561	6%
Advertising	103,630	95,858	8%	29,690	27,991	6%
Other revenues	20,168	16,751	20%	6,860	6,571	4%
Operating Expenses	**86,652**	**80,662**	**7%**	**28,048**	**26,303**	**7%**
EBITDA	37,146	31,948	16%	8,502	8,258	3%
EBITDA margin	30.0%	28.4%	1.6 pp	23.3%	23.9%	-0.6 pp
Depreciation and amortisation	4,582	4,869	-6%	1,514	1,619	-7%
Operating Income (EBIT)	32,564	27,079	20%	6,989	6,639	5%

The TV segment includes TV broadcasting, TV production and non-advertising TV associated activities (including sales of music CD's).


FTA TV
Audience Shares - All Day
40.0
30.0
%
20.0
10.0
0.0
27.1
7.2
32.5
33.3
28.0
6.4
30.1
35.6
Q3 06
9M 06
RTP1 a2: SIC TVI

Source: Marktest

According to Marktest data, TVI led Portuguese television **audiences in 9M 2006**, both in all-day and prime time with audience shares of **35.6%** and **40.1%** respectively. These shares compare with 34.2% in all day and 37.1% in prime time in 2005.


FTA TV
Audience Shares - Prime Time
40.0
30.0
%
20.0
10.0
0.0
24.0
6.0
33.0
36.9
24.3
5.5
30.0
40.1
Q3 06
9M 06
RTP1 a2: SIC TVI

Source: Marktest

In Q3 and after a month of July influenced by the final stages of the FIFA World Cup, and the strong performance of the Portuguese team, TVI recovered audience leadership in August and September and ended up leading Q3 audience shares in

both all day with **33.3%** and in prime time with **36.9%**. Leadership in 9M was also maintained in other important timeslots such as access to prime time (18-20h) and late night (24h – 2h30), with 39.1% and 39.9% audience shares.

TVI's strong audience performance remains founded in its regular programming contents with the popular in-house productions of Portuguese fiction as the main contributor to TVI's continued audience share success.

In Portuguese fiction, TVI premiered in June its new in-house produced soap opera **"Tempo de Viver"**, which has reached a firm lead in its timeslot with an average audience of 44.0% and nearly 1.3 million daily viewers. Other prime time soap opera **"Fala-me de Amor"**, now into its last episodes has also delivered strong results with an average share of 46.4% throughout its broadcast in 2006.

In September, the longest running Portuguese fiction project in Portuguese television entered its fourth year of broadcast: "Morangos com Açucar IV" premiered on 18 September in prime time, with the first two weeks reaching an average 1.2 million viewers and maintaining a strong penetration in its core targets. For the duration of the summer, TVI aired the 3rd series of "**Morangos com Açucar - summer edition**", which achieved an average share of 35.1% in its prime time programs, reaching an average of over 1 million daily viewers.

September also saw the full return of the Portuguese Football League, with the 3 matches broadcasted by TVI reaching an average of 1.1 million viewers, corresponding to an average share of 41.7% and over 50% in the Men target.

TVI's "**Jornal Nacional**" continues to be the leading daily news program in Portuguese television, with an average audience share of 32.5% and the only news program to reach over 1 million daily viewers.

With an 8% increase, Media Capital's television **advertising revenues** outperformed the TV advertising market (with the TV market now growing between 1% to 2% according to our estimates) in the first nine months of the year, and were the main driving force backing market growth.

Other revenues were up by 20% in the period, mostly due to the growth in call-TV and merchandising revenues.

Sales of music CDs were down by 2% in the period, beating the strongly negative trend of the sector. Highlights in the Q3 were records by local artists D'ZRT, FF e André Sardet and the sound tracks from TVI programs. In total, Farol/Warner managed to place:

- 45 of its CDs in the national Top 30 (with 4 #1 titles, during 15 weeks)
- 21 DVDs in the respective national Top 30 (with 3 #1 titles during 24 weeks) and an average 4 CDs in its top 10 and 3 records in the compilations top 10.

Other revenues contribution to total TV revenues was up from 15% to 16% in 9M 2006.

Operating expenses in the TV segment were up 7% on the comparable period, on higher TV programming costs (€4.8 million), due to higher costs with in-house productions, as well as to those associated with the broadcast and coverage of a number of events during the summer.

Consolidated EBITDA of the TV segment was up 16% on the comparable period to €37.1 million with **EBITDA margin up to 30.0%**, up 1.6 pp over the same period of last year. **Consolidated EBIT** of the TV segment improved 20% to €32.6 million.

3. Radio

(€ thousands)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Operating revenue	9,860	10,987	-10%	2,600	3,531	-26%
Advertising	9,043	10,684	-15%	2,343	3,423	-32%
Other revenues	817	303	170%	257	108	138%
Operating Expenses	10,332	9,918	4%	3,079	3,434	-10%
EBITDA	(472)	1,069	N/A	(479)	97	N/A
EBITDA margin	-4.8%	9.7%	-14.5 pp	-18.4%	2.8%	-21.2 pp
Depreciation and amortisation	1,344	944	42%	435	322	35%
Operating Income (EBIT)	(1,817)	125	N/A	(915)	(224)	-308%


Media Capital Radio
Audience Shares
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
23.2%
22.0%
24.8%
n.a.
Q2 05
Q3 05
Q2 06
Q3 06
Radio Comercial
Cidade FM
RCP
Best Rock FM
Outras MC

Source: Marktest

Audiences for the Q3 were not available at the date of disclosure of this report.

In the Q2 of 2006 Media Capital Radios (MCR) reached an audience share of 24.8%, which compares to 23.2% in the same quarter of 2005, and maintained the Group's radio audiences at its best results since the beginning of 2002.

Rádio Comercial kept (and except for the previous quarter) an audience share above those registered in any quarter of the last five years, as well as the shortest distance to its immediately above competitor, and plans to keep a significant effort in entertainment, a strong drive time period and new programming features and promotions.

Rádio Clube (RCP) initiated a migration process to a more generalist and informational format. The development of this format, which will fully in place early in January 2007, is part of the 75th anniversary of RCP and has the potential to deliver more revenues, both thanks to new sponsored advertising spaces for specific programs, and to the improvement in audience profile towards more upscale, urban listeners.

Cidade FM kept its leadership among the younger radio listeners, reaching 24% of listeners between the age of 15 and 24 in the most significant urban centers, being the Portuguese radio station with the most significant increase in its audience shares.

MCR's online format, **Cotonete,** celebrated its 5th anniversary, having undergone a website renewal, increased its contents offer and is placing a growing effort in bringing technology and end users ever more closer. Cotonete is currently enjoying its best results ever, with an average 6 million monthly page views and approximately 800 thousand unique users, having already established itself as an autonomous reference brand in Portuguese online radio.

Despite the positive results in terms of audience shares, MCR's total **advertising revenues** declined 15% in 9M 2006, following the trend of the radio advertising market that, according to our estimates, worsened in Q3. This decline was driven by the impact of the football World Cup in June and July, which caused local advertisers to concentrate their investment in television, but also by a particularly difficult Q3, given the non structural reduction observed in some of the main advertising sectors. MCR should have been more affected than other radio groups, since it holds significant market shares in some of these sectors or with direct clients.

Total operating expenses were up 4%, mainly due to the increase in marketing costs (although mostly incurred for in the first half of 2006) with advertising campaigns rolled out to support the changes performed in Rádio Comercial and Rádio Clube, and to a lesser extent to increased retransmission related costs supporting the Group's strategy of expanding its existing geographical coverage of non-national networks (Rádio Clube and Cidade FM), with the latter being offset by a decrease in payroll expenses.

Consolidated EBITDA in the Radio decreased to €-0.5 in 9M 2006, while **Consolidated EBIT** which was just above break even in 9M 2005 has now decreased to €-1.8 in 9M 2006.

4. Outdoor

(€ thousands)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Operating revenue	12,513	12,182	3%	3,680	3,654	1%
Advertising	12,155	12,144	0%	3,569	3,639	-2%
Other revenues	358	38	840%	112	15	647%
Operating Expenses	**11,291**	**11,311**	**0%**	**3,463**	**3,354**	**3%**
EBITDA	1,223	871	40%	218	301	-28%
EBITDA margin	9.8%	7.2%	2.6 pp	5.9%	8.2%	-2.3 pp
Depreciation and amortisation	908	947	-4%	304	365	-17%
Operating Income (EBIT)	314	(76)	N/A	(86)	(64)	-35%

Media Capital Outdoor (MCO)'s **operating revenues** were up 3% YoY. Although advertising revenues remained flat over the comparable period, the comparison is hindered by the change in allocation criteria for some revenue items, now being accounted for as other revenues. On a comparable basis MCO's advertising revenues would have been up by approximately 3%. MCO benefited from the positive trend in the Outdoor market and was, along with TVI, one of the few main media players to have increased their advertising revenues in 9M 2006.

MCO is keeping its focus on cost control namely through the optimization of the present network, and through selective growth capex investments. **Operating costs** were flat YoY, with the increase in costs with rents and concession contracts being offset by lower payroll costs and lower local taxes, following the optimisation of the billboard network that took place late in 2005.

Consolidated EBITDA in MCO increased 40% in 9M 2006, to €1.2 million and an **EBITDA margin** of nearly 10%, supported by both the slight gain in revenues and the ongoing cost management effort, while **Consolidated EBIT** improved by nearly the same amount reaching €0.3 million in this period.

5. Others

(€ thousands)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Operating revenue	19,366	23,823	-19%	5,785	7,223	-20%
Advertising	4,262	3,515	21%	1,452	866	68%
Subscriptions and newsstand	5,675	6,544	-13%	1,906	1,960	-3%
Other revenues	9,429	13,765	-32%	2,427	4,398	-45%
Operating Expenses	**24,749**	**27,534**	**-10%**	**7,467**	**8,402**	**-11%**
EBITDA	(5,383)	(3,711)	-45%	(1,682)	(1,179)	-43%
Depreciation and amortisation	1,678	1,874	-10%	562	665	-16%
Operating income (EBIT)	(7,060)	(5,586)	-26%	(2,244)	(1,844)	-22%

Internet operations, magazine publishing, central holding costs and consolidation adjustments are included in this segment.

Advertising revenues were up 21% by the end of September, with gains both in the Group's magazine operations, where new magazine *Grazia* offset decreases in other titles, and also in the Group's Internet sites network which had a favourable performance in advertising revenues.

Subscriptions and newsstand revenues dropped by 13% YoY in 9M 2006, with the new titles *Grazia* and *Auto Comércio*, not being enough to even out the decrease in circulation in the Group's other main magazines and the impact of the closedown of Revista Choque late in 2005.

According to the information available, newsstand sales in general should have declined yet again in Q3 2006, following a trend that has been consistent throughout this year. Nearly all publications from most segments have been through declines in their total circulation figures when compared to last year, which in turn hampers the maintenance of advertising revenues. On top of this negative trend, the market has suffered with the decline of the add-on product sales, with some titles actually returning to promotional gifts.

Other revenues were down 32% mainly due to the **continued decrease in active users and minutes of usage in the narrowband Internet Service Provider** business, as well as due to a reduction in the sales of add-ons in the Group's main magazines, namely in *Lux* magazine.

Media Capital is increasingly focusing on the development of its online content, which has begun in Q1 with the redesign and improvement of the IOL portal and main sites. In the months leading up to and during the World Cup period, IOL put up Maismundial2006, a new site entirely dedicated to covering the World Cup, which at the time contributed to a new record high in page views for the IOL network.

Audiences in September were the best ever for two of the information sites on the IOL network:

- Agência Financeira (financial news) surpassed the 2 million monthly banner views, with a total of 2.2 million banner views, up 15% form its previous record in August, and reaching 42.000 unique users;
- Portugal Diário (general news) also registered its highest figures ever with 7.6 million banner views, up 18% form its previous best in July, and reaches 177.000 unique users
- Maisfutebol (sports news) kept its August average, achieving its best results in months without any major international tournament, and currently reaches over 400.000 unique users.

Operating Costs were down 10% in 9M 2006 on the back of the reduction in marketing costs and lower variable costs from lower add-ons sales in the Group's magazines, and also on the decrease in the Internet business variable costs.

EBITDA decreased to a negative €5.4 million with the **EBIT** of the segment down to a negative €7.1 million over the same period.

6. Cash movements

(€ thousand)	9M 06	9M 05	Var %	Q3 06	Q3 05	Var %
Operating activities						
Receipts	211,589	194,304	9%	62,248	64,199	-3%
Payments	(178,593)	(174,173)	3%	(56,534)	(57,306)	-1%
Cash flows op. activities (1)	**32,996**	**20,132**	**64%**	**5,714**	**6,893**	**-17%**
Investing activities						
Receipts	209	637	-67%	127	570	-78%
Payments	(10,026)	(12,526)	-20%	(2,817)	(4,260)	-34%
Cash flows inv. activities (2)	**(9,818)**	**(11,890)**	**17%**	**(2,690)**	**(3,689)**	**27%**
Financing activities						
Receipts	341	7,090	-95%	77	2,104	-96%
Payments	(23,297)	(13,669)	70%	(2,330)	(2,374)	-2%
Cash flows fin. activities (3)	**(22,956)**	**(6,579)**	**-249%**	**(2,254)**	**(270)**	**-736%**
Variation of cash (4) = (1) + (2) + (3)	222	1,663		770	2,934	
Cash at the begining of the period	3,608	5,329		3,059	4,057	
Cash at the end of the period	**3,830**	**6,991**		**3,830**	**6,991**	

Cash flow from operating activities increased 64% YoY to €33.0 million in 9M 2006. The 9% increase in operating receipts was a combined result of a growth of 4% in operational revenues and increased collections from previous year sales as a result of the increase in operational activity by the end of 2005 when compared to the end of the previous year. Operational payments were up 3% mostly due to the 3% increase in operational.

Cash flows from investing activities were down to €9.8 million in 9M 2006, mostly due to lower payments related with investments in radio expansion projects and the Internet Service Provider activity.

Cash outflows include a total of €2.1 million related with payments of previous financial investments (radio expansion, TCS and other acquisitions) as well as €7.2 million for tangible assets.

The **Cash flow from financing activities** is a result of the continued decrease in the Group's debt. In the first nine months of 2006, the Group repaid a total of €17.0 million from its senior facility and other loans. Additionally there was a reduction of approximately €1.0 million in interest and other payments related to financial charges following the aforementioned reduction in the Group's debt.

7. Debt

(€ thousands)	Sep-06	Dec-05	Change	Var %
Total Group debt	**91,128**	**107,760**	**(16,632)**	**-15%**
Senior facility	84,889	98,019	(13,130)	-13%
Other debt	6,238	9,741	(3,503)	-36%

Media Capital debt was down by €16.6 million in 9M 2006 using the cash flow generated in the business during the period. **Net debt was €87.3million** at the end of September 2006, which compares to €104.2 million at the end of 2005, and represents a decrease of 16% in the Group's net debt

Change in Total Debt (€ mn)


107.8
33.0
9.8
2.6
2.4
1.5
91.1
Total debt YE 2005
C. Flow Operations
C. Flow Investments
Net interest paid
Other financial
Other
Total debt 9M 2006

CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006 AND 30 SEPTEMBER 2005

(Amounts stated in Euro thousand)

	September 2006	September 2005
Advertising revenue	129,090	122,200
Subscriptions and newsstand revenue	5,675	6,543
Other operating revenue	30,772	30,857
Total operating revenue	165,537	159,600
Cost of goods sold	27,160	24,196
Subcontracts and third party supplies	65,461	66,310
Payroll expenses	37,303	35,972
Depreciation	8,513	8,634
Provisions	357	426
Other operating expenses	2,743	2,519
	141,537	138,057
Net operating profit (loss)	24,000	21,543
Financial expenses, net	7,003	6,359
Profit (loss) before income tax	16,997	15,184
Income tax expenses	5,943	5,298
Profit (loss) for the period	11,054	9,886
Attributable to:		
Equity holders of the Company	10,910	10,108
Minority interest	144	(222)
	11,054	9,886

CONSOLIDATED BALANCE SHEET AS OF 30 SEPTEMBER 2006 AND 31 DECEMBER 2005

(Amounts stated in Euro thousand)

	September 2006	December 2005
ASSETS		
Non-Current Assets:		
Goodwill	174,373	174,373
Intangible assets	11,760	12,930
Tangible assets	34,209	34,726
Investments in associates	280	575
Transmission rights and TV programs	39,312	47,719
Other non-current assets	2,215	2,545
Deferred income tax assets	7,700	13,691
	269,849	286,559
Current Assets:		
Transmission rights and TV programs	5,909	-
Inventories	1,588	1,990
Trade and other account receivable	36,497	42,241
Other current assets	15,556	14,213
Cash and cash equivalents	3,830	3,608
Derivative financial instruments	1,796	1,786
	65,176	63,838
Total Assets	335,025	350,397
EQUITY, MINORITY INTEREST AND LIABILITIES		
EQUITY:		
Share Capital	7,606	7,606
Share premium	81,709	82,035
Reserves	10,979	10,603
Retained earnings	28,538	15,254
Profit for the period	10,910	13,013
Equity attributable to equity holders	139,742	128,511
Equity attributable to minority interest	2,997	2,858
Total Equity	142,739	131,369
LIABILITIES:		
Non-Current Liabilities:		
Borrowings	70,985	83,890
Provisions for other risks and charges	6,245	7,019
Other non-current liabilities	3,199	6,390
Derivative financial instruments	396	1,102
Deferred income tax liabilities	1,036	1,277
	81,861	99,678
Current Liabilities:		
Borrowings	18,995	21,885
Trade and other payables	70,975	68,112
Other current liabilities	20,455	29,353
	110,425	119,350
Total Liabilities	192,286	219,028
Total Equity and Liabilities	335,025	350,397

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006 AND 30 SEPTEMBER 2005

(Amounts stated in Euro thousand)

	September 2006	September 2005
Collections from clients	211,588	194,304
Payments to suppliers	(101,588)	(101,580)
Payments to employees	(38,822)	(36,274)
Cash flow from operations	71,178	56,450
Other payments relating to operating activities, net	(38,182)	(36,318)
Cash flow before extraordinary items	32,996	20,132
Cash flows from operating activities (1)	32,996	20,132
INVESTING ACTIVITIES:		
Receipts resulting from:		
Financial investments	-	372
Fixed assets	156	66
Dividends	53	198
	209	636
Payments resulting from:		
Financial investments	(2,124)	(3,493)
Fixed assets	(7,224)	(5,131)
Intangible assets	-	(1,620)
Loans to affiliated companies	(678)	(2,282)
	(10,026)	(12,526)
Cash flows from investing activities (2)	(9,817)	(11,890)
FINANCING ACTIVITIES:		
Receipts resulting from:		
Loans obtained	-	2,000
Capital increase / Supplementary capital contributions	-	4,914
Interest and similar income	340	176
	340	7,090
Payments resulting from:		
Loans repaid	(17,044)	(6,001)
Leases	(863)	(1,237)
Interest and related expenses	(2,941)	(3,590)
Dividends	-	-
Other financial expenses	(2,449)	(2,842)
	(23,297)	(13,670)
Cash flows from financing activities (3)	(22,957)	(6,580)
Variation of cash and equivalents (4) = (1) + (2) + (3)	222	1,662
Cash and equivalents at the begining of the year	3,608	5,329
Cash and equivalents at the end of the year	3,830	6,991

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros

Half Year 2006 RESULTS

Media Capital's Net profit increased 15% year on year to €10 million.

- Consolidated revenues increased 6% in H1 2006 to €116.9 million, with TV +12%, Outdoor +4%, and Radio -3%.
- Advertising revenues were up 7% over the comparable period to €92.0 million, mostly due to the solid increase in TV of 9%. In Q2 advertising revenues increased 5% YoY, with TV +7%.
- Consolidated EBITDA was up 14% year on year to €26.0 million in H1 2006. In Q2 EBITDA was up 7% to €16.7 million.
- EBITDA margin reached 22.2% in H1, up 1.7 p.p. over the comparable period and 25.5% in Q2, up 0.5 p.p.
- Operating Income climbed 19% to €20.3 million, benefiting from the solid advance in operational performance.
- TVI led both all day and prime time audiences for the whole of the first half of 2006, with audience shares of 36.7% and 41.6% respectively.
- Despite June being the World Cup month, TVI still maintained the preference of Portuguese viewers with average audience shares of 34.4% in all day and 39.1% in prime time.

Queluz de Baixo, July 26, 2006

Grupo Media Capital
Susana Gomes da Costa
Investor Relations Officer

1. Analysis of consolidated income statement

(€ thousands)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Total operating revenue	116,921	110,631	6%	65,390	62,340	5%
Television	87,248	78,048	12%	49,661	44,855	11%
Radio	7,260	7,456	-3%	3,804	4,149	-8%
Outdoor	8,833	8,527	4%	5,170	5,089	2%
Others	13,581	16,600	-18%	6,755	8,247	-18%
Total operating expenses	90,966	87,931	3%	48,702	46,758	4%
EBITDA	25,955	22,700	14%	16,688	15,582	7%
EBITDA margin	**22.2%**	**20.5%**	**1.7 pp**	**25.5%**	**25.0%**	**0.5 pp**
Television	28,644	23,690	21%	17,843	15,787	13%
Radio	7	972	-99%	-121	687	N/A
Outdoor	1,005	570	76%	1,003	891	13%
Others	(3,701)	(2,532)	-46%	(2,038)	(1,784)	-14%
Depreciation and amortisation	5,698	5,663	1%	2,843	2,835	0%
Goodwill	0	0	N/A	0	0	N/A
Operating Income (EBIT)	20,257	17,036	19%	13,845	12,746	9%
Financial expenses, net	4,493	4,310	4%	3,126	1,624	93%
Profit / (Loss) before Inc. tax/ mln.	15,765	12,727	24%	10,718	11,123	-4%
Income tax for the period	(5,530)	(4,230)	-31%	(3,564)	(3,471)	-3%
Minority interests	(210)	250	N/A	(222)	(228)	2%
Net profit / (loss) for the period	10,024	8,747	15%	6,932	7,424	-7%

For the period ended June 30, 2006, Grupo Media Capital reported **consolidated revenues** of €116.9 million, a 6% YoY increase and **EBITDA** (net of all provisions) of €26.0 million, up 14% over the same period of last year.

Operating income (EBIT) was up 19% to €20.3 million in H1 2006 from €17.0 million in H1 2005, whilst **Net profit** increased to €10.0 million gaining 15% over the same period last year.

Changes in Total Revenues (€ mn)


110.6
5.8
-0.8
1.3
116.9
H1 2005
Advertising revenue
Subscription and newsstand
Other revenues
H1 2006
Δ (%)
7%
-18%
7%
6%

The increase in consolidated revenues was based in the **7% growth in advertising revenues** with TV up 9%, the segment Others up 6%, Outdoors up 1% and Radios down 8%.

Such a performance results mainly from the strong improvement in TV audiences, with TVI leading average audience shares both in prime time and in all day for the

whole of the first half of 2006, and having reinforced its leadership in advertising market share over the comparable period.

The 18% decrease in newsstand revenues comes after a widespread drop in the print market, with magazines getting caught in the flow, despite the impact of new titles.

Other revenues increased 7% with strong improvements in TV and Radio being partially offset by the expected decrease in the internet service provider activity.

Changes in Operating Costs (€ mn)


87.9
1.7
0.4
1.2
0.1
-0.3
91.0
H1 2005
Cost of goods sold
Subcont & Supplies
Payroll
Provisions
Other Opex
H1 2006
Δ (%)
10%
1%
5%
47%
-15%
3%

Operating expenses were up 3%, mostly due to:

- higher TV programming costs (€3.0 million) due to higher costs with in-house productions, the costs with the UEFA European Under-21 cup for which TVI was the host broadcaster and the costs for the FIFA World Cup highlights and coverage
- the increase in Radio marketing costs (€0.8 million) and
- increased costs associated with higher non-advertising TV revenues (€0.4 million)

Being partially offset by:

- the reduction of costs in the Internet Service Provider activity, and
- the reduction in costs associated with add-ons' sales and events in the Group's magazines operations.

Changes in EBITDA (€ mn)


22.7
5.6
0.5
-3.0
26.0
H1 2005
Advertising revenues
Subscriptions, Newsstand & Other
Operating costs
H1 2006
Δ (%)
7%
2%
3%
14%

Net Financial expenses were up 4% to €4.5 million, with the reduction in interest expenses (down 28% on lower average debt in the period), and reductions in expenses with interest rate swaps, being offset by costs with the equity swap over own shares contracted by the company, whereas this item represented a financial income of €1.6 million in the same period of last year.

Income tax (mostly non cash) was up following the increase in pre-tax gains. The effective tax rate is higher than the nominal rate (27.5%) because certain financial costs at the holding level are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is applied to specific cost items.

Changes in Net Profit (€ mn)


3.3
-0.04
-0.2
-1.3
-0.5
8.7
10.0
H1 2005
EBITDA
Dep & Amort
Net financial
Income tax
Minorities
H1 2006
Δ (%)
14%
1%
4%
31%
n/a
15%

2. Television

(€ thousands)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Operating revenue	**87,248**	**78,048**	**12%**	**49,661**	**44,855**	**11%**
Advertising	73,940	67,867	9%	42,729	39,808	7%
Other revenues	13,308	10,181	31%	6,932	5,047	37%
Operating Expenses	**58,604**	**54,358**	**8%**	**31,818**	**29,068**	**9%**
EBITDA	**28,644**	**23,690**	**21%**	**17,843**	**15,787**	**13%**
EBITDA margin	32.8%	30.4%	2.5 pp	35.9%	35.2%	0.7 pp
Depreciation and amortisation	3,069	3,250	-6%	1,530	1,620	-6%
Goodwill	0	0	N/A	0	0	N/A
Operating Income (EBIT)	**25,575**	**20,440**	**25%**	**16,313**	**14,167**	**15%**

The TV segment includes TV broadcasting, TV production and non-advertising TV associated activities (including sales of music CD's).


FTA TV
Audience Shares - All Day
40.0
30.0
%
20.0
10.0
0.0
28.0
6.3
29.4
36.3
28.4
6.0
28.9
36.7
Q2 06
H1 06
RTP1 a2: SIC TVI

Source: Marktest


FTA TV
Audience Shares - Prime Time
40.0
30.0
%
20.0
10.0
0.0
24.4
5.3
29.2
41.1
24.5
5.3
28.6
41.6
Q2 06
H1 06
RTP1 a2: SIC TVI

Source: Marktest

According to Marktest data, TVI led Portuguese television **audiences in the first half** of 2006, both in all-day and prime time with audience shares of **36.7%** and **41.6%** respectively. These shares compare with 33.5% in all day and 35.8% in prime time achieved in the first half of 2005.

In Q2 and despite June being the World Cup month, TVI also led audience shares in both all day with **36.3%** and in prime time with **41.1%,** a relevant increase when compared with 35.2% and 38.0% achieved in the Q2 2005. In June and despite it being the World Cup month, TVI still maintained the preference of Portuguese viewers with average audience shares of 34.4% in all day and 39.1% in prime time.

Leadership in H1 was also maintained in other important timeslots such as access to prime time (18-20h) and late night (24h – 2h30), with 40.9% and 39.7% audience shares.

TVI's strong audience performance remains grounded in its regular programming contents with the popular in-house productions of Portuguese fiction as the main contributor to TVI's continued audience share success.

In Portuguese fiction TVI premiered in June its new in-house produced soap opera **"Tempo de Viver"**, whose first 11 episodes have turned in an average share of **46.3%** and over 1.5 million daily viewers as well as a strong lead in its timeslot, just like other prime time soap opera **"Dei-te Quase Tudo",** which has in the meantime came to its end in mid July, which delivered exceptional performances with an average share of **47.3%** throughout the first half of 2006.

In its third year on-air, the leading program amongst younger audiences "**Morangos com Açucar – series III**" came to an end in June. It reached an accumulated average share of **42.7%** throughout the full series, owning a clear lead in its access to prime time slot (19h-20h). Due to nearing summer holidays, the 3rd series of "**Morangos com Açucar - summer edition"** went on air in June 17, and its initial episodes have already reached **47.8%** average audience share.

TVI's "**Jornal Nacional**" continues to hold the leading daily news program title in Portuguese television, thus confirming the leading position in the first semester of 2006 with an average audience share of **34.2%** and being the only news program to reach over 1 million daily viewers.

The local version of **"My Big Fat Obnoxious Fiancé"** which TVI broadcasted in the last two months of the quarter, had a leading share of **45.1%,** nearing 1 million regular viewers in its prime-time Sunday programs.

With a 9% increase, Media Capital's television **advertising revenues** outperformed a still advertising market in the first six months of the year, benefiting from a significant **increase in audience shares.** TVI maintained its leadership in terms of advertising market share during H1 2006, capturing an **estimated share of approximately 49%.**

Other revenues were up by 31% in the period, mainly due to the growth in call-TV and merchandising revenues. The sustained popularity of TVI's youth series "Morangos com Açucar" has been the main driver of the boost in merchandising sales. "Morangos com Açucar" is now one of the top brands for children and teenagers in Portugal, with over 100 different trademark products from watches to magazines, concert tickets, books, cosmetics, textiles and other products.

Sales of music CD's maintained their performance trend with an increase of 4% in the period with both titles by Farol Música records (namely sound tracks from TVI programs, such as "Morangos com Açucar") and Warner Music showing positive performances in this first half of 2006. In total, Farol/Warner managed to place 44 of its CD's and 16 DVD's in the respective national Top 30 and held the number 1 position in more than half of this semester's weeks.

Other revenues contribution to total TV revenues was up from 13% to 15% in H1 06.

Operating expenses in the TV segment were up 8% on the comparable period, mostly for:

- Total programming costs increased €3.0 million year-on-year on higher costs with in-house programs, the costs with the UEFA European Under-21 cup for which TVI was the host broadcaster and the costs for the FIFA World Cup highlights and coverage
- Variable costs associated with higher non-advertising revenues were up €0.4 million.

Consolidated EBITDA of the TV segment was up 21% on the comparable period to €28.6 million with **EBITDA margin up to 32.8%**, a 2.5 pp increase over the same period of last year.

Consolidated EBIT of the TV segment improved to €25.6 million in H1 2006, **up 25%** over the comparable period.

3. Radio

(€ thousands)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Operating revenue	**7,260**	**7,456**	**-3%**	**3,804**	**4,149**	**-8%**
Advertising	6,700	7,261	-8%	3,500	3,980	-12%
Other revenues	559	195	187%	304	169	80%
Operating Expenses	**7,253**	**6,484**	**12%**	**3,925**	**3,462**	**13%**
EBITDA	**7**	**972**	**-99%**	**-121**	**687**	**N/A**
EBITDA margin	0.1%	13.0%	-12.9 pp	-3.2%	16.6%	-19.7 pp
Depreciation and amortisation	909	622	46%	447	307	46%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**(902)**	**350**	**N/A**	**(569)**	**380**	**N/A**


Media Capital Radio
Audience Shares
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
23.2%
25.3%
n.a.
Q2 05
Q1 06
Q2 06
Radio Comercial
Cidade FM
RCP
Best Rock FM
Outras MC

Source: Marktest

Audiences will only be disclosed by Marktest towards the last week of July.

Prior to the UEFA U-21 Euro Cup, Media Capital Radios (MCR) launched **Rádio Portugal**, an online radio station that covered both the UEFA U-21 Euro Cup and the whole of the FIFA World Cup, reaching over 1.4 million listeners over the two months that it was on air.

Rádio Comercial, following the significant increase in Q1 that enabled it to become the #2 radio in Portugal in audience share, kept a strong entertainment path, with a more established morning show host and new programming features. **Rádio Clube** initiated a migration process to a format that includes more news and information and not just music, having kept audiences stable in Q1 despite this change. This new format has a potential to deliver more revenues in the future both thanks to the new sponsored advertising spaces for specific programs, but also because it should improve the audience profile towards more upscale, urban listeners.

MCR's total **advertising revenues** declined 8% YoY in H1 and 12% in Q2 2006 following the trend of a radio advertising market that, according to Media Capital estimates, continued to decline in Q2 2006. However, this decline in the market and in MCR advertising revenues was almost entirely driven by a very weak June (the cumulative trend for MCR until May was positive vs y.a.) mostly due to the impact of the World Cup. This event, with a strong presence from the Portuguese team and coming in the mid of the year, has not only affected the total advertising spend split by media for the main local advertisers (that reinforced TV and promotions during this period) but also penalized the media less related to the event.

Total operating expenses were up 12% mainly due to the increased marketing costs with advertising campaigns rolled out to support the first stage of changes in

Rádio Comercial and Rádio Clube and to a lesser extent to increased retransmission related costs supporting the Group's strategy of expanding its existing geographical coverage of non-national networks (Rádio Clube and Cidade FM), with the latter being offset by a decrease in payroll expenses.

Consolidated EBITDA in the Radio segment neared breakeven in H1 06, while **Consolidated EBIT** decreased €1.3 million to € -0.9 million in H1 06.

4. Outdoor

(€ thousands)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Operating revenue	**8,833**	**8,527**	**4%**	**5,170**	**5,089**	**2%**
Advertising	8,586	8,504	1%	5,019	5,070	-1%
Other revenues	247	23	965%	151	19	689%
Operating Expenses	**7,828**	**7,957**	**-2%**	**4,167**	**4,198**	**-1%**
EBITDA	**1,005**	**570**	**76%**	**1,003**	**891**	**13%**
EBITDA margin	11.4%	6.7%	4.7 pp	19.4%	17.5%	1.9 pp
Depreciation and amortisation	604	582	4%	308	305	1%
Goodwill	0	0	N/A	0	0	N/A
Operating Income (EBIT)	**401**	**(12)**	**N/A**	**696**	**587**	**19%**

Media Capital Outdoor (MCO)'s **advertising revenues** were up 1% YoY with MCO's positive performance backed by gains in both the public transport concessions (subway/train Mupis and Buses) and in the billboard network, despite a slow Q2.

MCO intends to keep focused on cost control namely through the optimization of the present network, and through selective growth capex investments. **Operating costs** were down 2% mainly due to lower payroll costs and lower local taxes following the optimisation of the billboard network that occurred in late 2005.

Consolidated EBITDA in MCO was up 76% in H1 06 improving €0.4 million YoY, supported by both the slight improvement in revenues and the continued cost management effort that the company is undergoing, while **Consolidated EBIT** also improved by nearly the same amount reaching €0.4 million in this period.

5. Others

(€ thousands)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Operating revenue	13,581	16,600	-18%	6,755	8,247	-18%
Advertising	2,809	2,649	6%	1,487	1,442	3%
Subscriptions and newsstand	3,770	4,584	-18%	1,948	2,202	-12%
Other revenues	7,002	9,367	-25%	3,319	4,603	-28%
Operating Expenses	**17,281**	**19,132**	**-10%**	**8,792**	**10,031**	**-12%**
EBITDA	(3,701)	(2,532)	-46%	(2,038)	(1,784)	-14%
Depreciation and amortisation	1,116	1,209	-8%	557	604	-8%
Goodwill	0	0	N/A	0	0	N/A
Operating Income (EBIT)	(4,816)	(3,741)	-29%	(2,595)	(2,388)	-9%

Internet operations, magazine publishing, central holding costs and consolidation adjustments are included in this segment.

Advertising revenues were up 6% in H1 06 mainly due to gains in the Group's magazine operations, with new magazine *Grazia* offsetting decreases in other titles.

Subscriptions and newsstand revenues dropped by 18% YoY in H1 06, with the launch early in 2006 of new titles *Grazia* and *Auto Comércio* (2nd hand vehicle ads) not being enough to make up for the decrease in circulation in the Group's other main magazines, along with the impact of the closedown of Revista Choque late in 2005.

Overall newsstand sales declined again in Q2 2006, following a trend that has been consistent in the past year. Almost all publications from all segments experienced declines in their total circulation figures vs. y.a. Despite new impactful launches, the overall circulation rates have decreased reflecting slower consumer spending. On top of this negative trend, the market suffered with the decline of the add-on product sales and the lower circulation figures resulted in a decrease of the advertising revenues.

Other revenues were down 25% mainly due to the **continued decrease in active users and minutes of usage in the narrowband Internet Service Provider** business, as well as due to a reduction in the sales of add-ons in *Lux* magazine. Media Capital is increasingly focusing on the development of its online content, which began in Q1 with the redesign and improvement of the IOL portal and main sites: "IOL.pt" (homepage), "Maisfutebol" (sport), "Portugal Diário" (news), "Agência Financeira" (finance), etc. In the months leading up to and during the World Cup period, IOL put up Maismundial2006, a new site entirely dedicated to covering the World Cup, which contributed to a new record high in page views for the IOL network late in June, reaching almost 3.5 million page views in a single day.

Operating Costs were down 10% in H1 2006 mainly due to the reduction in the Internet business variable costs, as well as in marketing costs and costs related to lower add-ons sales.

EBITDA decreased to a negative €3.7 million with the **EBIT** of the segment down to a negative €4.8 million over the same period.

6. Cash movements

(€ thousand)	H1 06	H1 05	Var %	Q2 06	Q2 05	Var %
Operating activities						
Receipts	149,341	130,105	15%	84,095	71,633	17%
Payments	(122,059)	(116,867)	4%	(62,347)	(61,642)	1%
Cash flows op. activities (1)	**27,282**	**13,238**	**106%**	**21,748**	**9,991**	**118%**
Investing activities						
Receipts	81	66	23%	75	65	16%
Payments	(7,209)	(8,267)	-13%	(4,070)	(3,100)	31%
Cash flows inv. activities (2)	**(7,128)**	**(8,200)**	**13%**	**(3,995)**	**(3,036)**	**-32%**
Financing activities						
Receipts	264	4,986	-95%	(2,300)	2,451	N/A
Payments	(20,966)	(11,296)	86%	(15,554)	(8,427)	85%
Cash flows fin. activities (3)	**(20,703)**	**(6,310)**	**-228%**	**(17,853)**	**(5,976)**	**-199%**
Variation of cash (4) = (1) + (2) + (3)	(548)	(1,272)		(101)	979	
Cash at the begining of the period	3,608	5,329		3,160	3,078	
Cash at the end of the period	3,059	4,057		3,059	4,057	

Cash flow from operating activities increased 106% YoY to €27.3 million in H1 2006. The 15% increase in operating receipts was a combined result of a growth of 6% in operational revenues, increased collections from the previous year result from the increase in operational activity in the end of 2005 when compared to the end of the previous year, and some postponement of rappel payments. Operational payments were up 4% mostly due to the 3% increase in operational costs and catch up payments to trade suppliers outstanding at December 2005.

Cash flows from investing activities was down to €7.1 million in H1 2006, with the cash outflows including €1.1 million related with payments of previous financial investments (radio expansion, TCS and other acquisitions), €5.5 million of tangible capex (including payments from 2005 year end purchases) and € 0.6 million of loans to affiliated companies.

Cash flow from financing activities in H1 2006 resulted mainly from €16.9 million of debt decrease, €2.6 million of interest paid, and other payments related to financial charges of €1.5 million (including interest rate swaps and banking fees and commissions).

7. Debt

(€ thousands)	Jun-06	Dec-05	Change	Var %
Total Group debt	**91,120**	**107,760**	**(16,640)**	**-15%**
Senior facility	85,858	98,019	(12,161)	-12%
Other debt	5,263	9,741	(4,478)	-46%

Media Capital debt was down by €16.6 million in H1 06 using the cash flow generated in the business during the period. **Net debt was €88.1 million** at the end of H1 2006, which compares to €104.2 million at the end of 2005.

Change in Total Debt (€ mn)


107.8
27.3
7.1
2.3
1.5
0.3
91.1
Total debt YE 2005
C. Flow Operations
C. Flow Investments
Net Interest paid
Other financial
Other
Total debt H1 2006

Media Capital

CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE SIX MONTHS ENDED 30 JUNE 2006 AND 30 JUNE 2005

(Amounts stated in Euro thousand)

	June 2006	June 2005
Advertising revenue	92,036	86,281
Subscriptions and newsstand revenue	3,770	4,584
Other operating revenue	21,115	19,766
Total operating revenue	116,921	110,631
Cost of goods sold	19,391	17,676
Subcontracts and third party supplies	44,310	43,921
Payroll expenses	25,237	24,081
Depreciation	5,698	5,663
Provisions	286	194
Other operating expenses	1,742	2,059
	96,664	93,594
Net operating profit (loss)	20,257	17,037
Financial expenses, net	4,493	4,310
Profit (loss) before income tax	15,764	12,727
Income tax expenses	5,530	4,230
Profit (loss) for the period	10,234	8,497
Attributable to:		
Equity holders of the Company	10,024	8,747
Minority interest	210	(250)
	10,234	8,497

CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2006 AND 31 DECEMBER 2005

(Amounts stated in Euro thousand)

	June 2006	December 2005
ASSETS		
Non-Current Assets:		
Goodwill	174,373	174,373
Intangible assets	12,068	12,930
Tangible assets	34,165	34,726
Investments in associates	280	575
Transmission rights and TV programs	41,548	47,719
Other non-current assets	2,444	2,545
Deferred income tax assets	8,494	13,691
	273,372	286,559
Current Assets:		
Transmission rights and TV programs	4,130	-
Inventories	1,564	1,990
Trade and other account receivable	33,340	42,241
Other current assets	17,984	14,213
Cash and cash equivalents	3,059	3,608
Derivative financial instruments	1,581	1,786
	61,658	63,838
Total Assets	335,030	350,397
EQUITY, MINORITY INTEREST AND LIABILITIES		
EQUITY:		
Share Capital	7,606	7,606
Share premium	81,709	82,035
Reserves	10,853	10,603
Retained earnings	28,593	15,254
Profit for the period	10,024	13,013
Equity attributable to equity holders	138,785	128,511
Equity attributable to minority interest	3,065	2,858
Total Equity	141,850	131,369
LIABILITIES:		
Non-Current Liabilities:		
Borrowings	71,870	83,890
Provisions for other risks and charges	6,174	7,019
Other non-current liabilities	3,311	6,390
Derivative financial instruments	597	1,102
Deferred income tax liabilities	1,107	1,277
	83,059	99,678
Current Liabilities:		
Borrowings	17,858	21,885
Trade and other payables	64,341	68,112
Other current liabilities	27,922	29,353
	110,121	119,350
Total Liabilities	193,180	219,028
Total Equity and Liabilities	335,030	350,397

Media Capital

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED 30 JUNE 2006 AND 30 JUNE 2005

(Amounts stated in Euro thousand)

	June 2006	June 2005
Collections from clients	149,341	130,105
Payments to suppliers	(70,449)	(70,329)
Payments to employees	(26,260)	(23,974)
Cash flow from operations	52,632	35,802
Other payments relating to operating activities, net	(25,350)	(22,564)
Cash flow before extraordinary items	27,282	13,238
Cash flows from operating activities (1)	27,282	13,238
INVESTING ACTIVITIES:		
Receipts resulting from:		
Fixed assets	28	66
Dividends	53	-
	81	66
Payments resulting from:		
Financial investments	(1,137)	(2,482)
Fixed assets	(5,487)	(4,671)
Intangible assets	-	(794)
Loans to affiliated companies	(585)	(319)
	(7,209)	(8,266)
Cash flows from investing activities (2)	(7,128)	(8,200)
FINANCING ACTIVITIES:		
Receipts resulting from:		
Loans obtained	-	4,500
Capital increase / Supplementary capital contributions	-	375
Interest and similar income	264	112
	264	4,987
Payments resulting from:		
Loans repaid	(16,878)	(7,079)
Interest and related expenses	(2,598)	(2,615)
Dividends	-	-
Other financial expenses	(1,491)	(1,603)
	(20,967)	(11,297)
Cash flows from financing activities (3)	(20,703)	(6,310)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(549)	(1,272)
Cash and equivalents at the begining of the year	3,608	5,329
Cash and equivalents at the end of the year	3,059	4,057